Jerusalem Technology Park The Tower Jerusalem 91481 Israel Tel: +972-2-649-5100 Fax: +972-2-649-5001 www.answers.com

January 9, 2007

Via Federal Express & Facsimile (202-772-9210)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Answers Corporation
Forms 8-K filed February 16, May 8, July 31, and November 9, 2006
File No. 1-32255

Dear Mr. Wilson:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 28, 2006 ("Comments Letter") concerning the Company’s current reports on Form 8-K (File No. 1-32255) filed with the Commission on February 16th, May 8th, July 31st and November 9th, 2006 (the “Filings”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from the Comments Letter in bold type-face and include the Company’s response below it.

Forms 8-K filed on February 16, May 8, July 31 and November 9, 2006

1.
We note that you present non-GAAP measures that exclude stock-based compensation and amortization of intangible assets. We do not believe that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note no substantive discussion of why it is useful for investors to evaluate your performance by disregarding expenses that are viewed as similar to cash compensation by the recipients and that appear to be issued for purposes of motivating employees to achieve your performance goals. Similarly, it is not clear why it is useful to exclude the amortization of intangible assets when these costs relate to assets used in generating your revenue. Further, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

As discussed in a telephone conversation with Tamara Tangen on January 8, 2007, on a going forward basis with respect to our future Form 8-K earnings filings, we will enhance our disclosure with respect to our use of non-GAAP financial measures by adding the following disclosure to Item 2.02 of Form 8-K:

“Management uses different financial measures, both GAAP and non-GAAP, in analyzing the Company's financial performance, making operating decisions and for planning. Management views the use of non-GAAP financial measures useful in analyzing current financial performance and prospects for the future. While management uses non-GAAP financial measures as a tool to facilitate its understanding of certain aspects of the Company's financial performance, it strongly believes that these measures can not replace, and are not superior to, the Company's financial information prepared in accordance with GAAP. Hence, management is of the opinion that the non-GAAP financial measures should only be viewed as a supplement to the GAAP financial information. It is in this light that management believes that disclosing non-GAAP financial measures to its investors provides them with useful supplemental data that, while not a substitute for GAAP financial measures, allows for greater transparency in the review of the Company's financial performance. The manner in which management uses the non-GAAP financial measures to conduct and evaluate the Company’s business, the economic substance behind management’s decision to use such measures and the reasons why management believes that these non-GAAP financial measures provides useful information to investors, are set forth below:

Acquisition-related Expenses

Management uses non-GAAP financial measures which disregard amortization of intangible assets and other specified costs resulting from acquisitions, in order to enable more accurate comparisons of the Company's financial results to its historical operations, and the financial results of other companies in its industry. Specifically, the Company excludes (A) amortization of acquired technology resulting from the acquisition of Brainboost Technology, LLC; (B) penalty payments to the sellers of Brainboost Technology, LLC that were made because the Company's shares of common stock such sellers received in connection with the Brainboost acquisition were not registered prior to April 1, 2006 (On December 1, 2005, the Company acquired Brainboost Technology, LLC, creators of the Brainboost Answer Engine, for $4 million in cash and 439,000 shares of restricted common stock, including certain price protection rights); and (C) amortization of intangible assets resulting from its acquisition of FAQ Farm™ (www.faqfarm.com ) for $2 million in cash in November 2006. The aforesaid acquisitions resulted in operating expenses that would not otherwise have been incurred. Management believes that providing non-GAAP financial measures which exclude such amortization expenses is significant to investors, due to the fact that the amortization amount constitutes a non-cash item, it was determined based on a prior acquisition decision and is not indicative of future cash operating costs. Further, had the Company developed these intangible assets in-house, the amortization would have been expensed historically, and the Company believes the assessment of operations excluding these costs is relevant to the analysis of the Company's internal operations and comparisons to industry performance. Thus, the presentation of supplemental data in the form of non-GAAP financial measures, in this context, affords readers of the Company's financial statements the ability to review both the GAAP expenses in the period presented, as well as the non-GAAP expenses, thus providing for enhanced understanding of historic and future financial results and facilitating comparisons to peer companies.

Stock-based Compensation

Management uses non-GAAP financial measures which exclude expenses associated with non-cash stock-based compensation as a means to assess operational results and compare current results to prior periods. Furthermore, it is management's practice to prepare and maintain the Company's budgets and forecasts for future periods on a basis consistent with this non-GAAP financial measure. Management believes that because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, excluding stock-based compensation enhances the ability of management and investors to compare financial results over multiple periods with those of other companies. It is management's view that by allowing the readers of the Company's financial statements to review both the GAAP expenses in the period presented, as well as the non-GAAP expenses, the Company is facilitating both enhanced understanding of historic and future financial results and comparisons to its peer companies, as this method of reporting is, in fact, customary in the Company's industry.

Each of the non-GAAP financial measures described above should not be considered in isolation from, or as a substitute for, a measure of financial performance prepared in accordance with GAAP. Further, investors are cautioned that there are inherent limitations associated with the use of each of the foregoing non-GAAP financial measures as an analytical tool. The Company's non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles and many of the adjustments to the GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in the Company's financial results for the foreseeable future. In addition, other companies, including other companies in the Company's industry, may calculate non-financial measures differently than the Company, thus limiting their usefulness as a comparative tool. More specifically, an inherent limitation is that non-GAAP financial measures do not reflect the periodic costs of certain intangible assets used in generating revenues in the Company’s business. Further, because the Company's non-GAAP financial measures do not include stock-based compensation, they do not reflect the cost of granting employees equity awards, a key factor in management's ability to hire and retain employees. Management compensates for these limitations by providing specific information in the reconciliation to the GAAP amounts excluded from the non-GAAP financial measures. In addition, as noted above, management evaluates each non-GAAP financial measure together with the most directly comparable GAAP financial measure.”

We believe that the enhanced disclosure set forth in the four paragraphs above, which will be reflected in our future Form 8-K earnings filings, will adequately address Question 8 of the FAQ referred to in the Comments Letter.

As discussed with Tamara Tangen on January 8, 2007, we prefer refraining from amending the Filings or the exhibits that were attached to the Filings and hope that Ms. Tangen's indication of the possibility that such amendments may not be necessary, will in fact be confirmed by the Staff. Exhibits 99.1 and 99.2 to each of the Filings, the earnings press release and the transcript of the earnings conference call, respectively, contain certain disclosure as to the Company's use of non-GAAP financial measures. We do not believe that restating these documents will serve any purpose of assisting investors in their evaluation of Company performance. The Company prefers not to issue a new earnings release for the past four quarters when no financial information is being restated. The Company believes an attempt to follow this path would simply cause confusion, as investors would expect to see revisions to financial figures, and have much difficulty realizing that the re-issued releases simply augment the Company's explanations surrounding use of non-GAAP financial measures. Similarly, there can be no benefit found in revising the information contained in the conference call transcripts which simply constitute a record of the historical quarterly updates given by Company management and the investment community.

2.
We believe the non-GAAP operating statement columnar format appearing in the press release filed as exhibits to the above-referenced filings may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line-items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 8.

Attached as Appendix A hereto is a mock-up of the presentation format the Staff has suggested in the Comments Letter, as we understand it, using the numbers from our September 30, 2006 earnings release. On a going forward basis with respect to our future earnings press releases and Form 8-K earnings filings, we will modify our presentation of non-GAAP operating statement items to reflect the format set forth in Appendix A.

Very truly yours,

/s/ Steven Steinberg
Steven Steinberg,
Chief Financial Officer

APPENDIX A

Non-GAAP Financial Measures

Three Months Ended
September 30, 2006

Non-GAAP Operating expenses	2,471
Non-GAAP Operating Loss	(613)
Non-GAAP Net Loss	(508)
Non-GAAP Net Loss Per Share	(0.07)

Answers Corporation

Reconciliation of Non-GAAP Financial Measures
To the Nearest Comparable GAAP Measures

(in thousands, except per share data)

Three Months Ended
September 30, 2006

Non-GAAP Operating expenses:
Operating expenses	3,154
Stock-based compensation expense	(460)
Amortization of acquired technology (1)	(223)
2,471

Non-GAAP Operating Loss:
Operating loss	(1,296)
Stock-based compensation expense	460
Amortization of acquired technology (1)	223
(613)

Non-GAAP Net Loss:
Net loss	(1,191)
Stock-based compensation expense	460
Amortization of acquired technology (1)	223
(508)

Non-GAAP Net Loss Per Share:
Net loss per share	(0.15)
Stock-based compensation expense	0.06
Amortization of acquired technology (1)	0.02
(0.07)

(1) Resulting from the acquisition of the Brainboost answer engine in December 2005 and the acquisition of FAQ Farm in November 2006.